Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

MingZhu Logistics Holdings Limited (“MingZhu Cayman” or “the Company”) is a holding company incorporated in the Cayman Islands on January 2, 2018 under the laws of the Cayman Islands. The Company are engaged in various businesses through our subsidiaries and controlled entities in China. Our operations are primarily based in the People’s Republic of China (“PRC”), where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car owner services and liquor distribution.

Trucking services

The Company’s trucking services are provided through Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (“Mingzhu”) and its subsidiaries and newly acquired Variable Interest Entities (“VIE’), Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”) and its subsidiaries. Mingzhu is a trucking service provider in China since 2002. It has been accredited by the China Federation of Logistics and Purchasing as a 4A-grade trucking service provider. Its transportation services operate out of two terminals, one in the Guangdong region, and the other in the Xinjiang region. It primarily provides dedicated trucking services within the PRC. It has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers. To further expand our market shares in Xinjiang region, we acquired Feipeng, which focuses on the short-distance coal transportation in Xinjiang region.

Car owner services

The Company’s car owner services are provided through Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”). Zhisheng was founded in 2018, Zhisheng provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Zhisheng develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs.

Liquor distribution

The Company’s liquor distribution is conducted through Xiamen Alliance Liquor Industry Group Co., Ltd. (“Liquor Alliance”). The Liquor Alliance was established on November 24, 2011. It is a liquor distributor operated in China. It mainly focuses on the wholesales of Baijiu and other high quality Chinese spirit.

Results of Operations

Revenue

The Company’s operations are primarily based in the PRC, where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car owner services and liquor distribution. Total revenues for the six months ended June 30, 2025 was $13,636,815, decreased by $9,257,355, or 40.4%, compared to $22,894,170 for the six months ended June 30, 2024. The decrease in revenues was primarily attributable to our strategic adjustment shift from a conventional trucking operator to a platform-based logistics solutions provider, which temporarily affect our revenue streams.

Trucking services. The revenues generated from trucking services decreased by 23.4% from US$17.8 million for the six months ended in June 30, 2024 to US$13.6 million in the same period of 2025. The decrease was mainly due to our shifting of traditional trucking service to a platform-based logistic solutions provider.

Car ower services. The revenues from car owner services were zero for the six months ended in June 30, 2025, decreased by 100% from US$5 million for the six months ended in June 30, 2024. The Company plans to close the business line in 2025.

Liquor distribution services. The revenues from liquor distribution services were $34,165 for the six months ended in June 30, 2025, decreased by 53.7% from US$73,790 for the same period in 2024. As the management noticed a systematic decline in the liquor market where customers were more likely to consume liquor with lower prices, the management shifted from high end products to affordable products and hence the revenues declined accordingly.

Disaggregated information of revenues derived from continued operations by types of services provided are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	Change (%)
Revenues
Trucking services	$13,602,650	$17,751,989	$(4,149,339)	(23.4)%
Car owner services	-	5,068,391	(5,068,391)	(100)%
Liquor distribution services	34,165	73,790	(39,625)	(53.7)%
Total revenue	$13,636,815	$22,894,170	$(9,257,355)	(40.4)%

Costs

Total costs and expenses from continued operations decreased by $8,801,349, or 39%, to $13,761,507 for the six months ended June 30, 2025 as compared to $22,562,856 for the six months ended June 30, 2024. This decrease was due to the decrease in revenues, and we are progressively shifting from traditional trucking service provider to a platform-based logistics company.

Disaggregated information of costs derived from continued operations by types of services provided are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	Change (%)
Costs
Trucking services	$13,759,649	$17,585,225	$(3,825,576)	(21.8)%
Car owner services	-	4,973,927	(4,973,927)	(100)%
Liquor distribution services	1,859	3,704	(1,845)	(49.8)%
Total cost	$13,761,508	$22,562,856	$(8,801,348)	(39.0)%

Gross Profit and Gross Margin

The gross profit is equal to the difference between our revenues and our costs of different services provided. The gross profit from continued operations decreased by 137.6% to $-124,692 during the six months ended June 30, 2025, from $331,341 for the same period in 2024. For the six months ended June 30, 2025 and 2024, our gross margin from continued operations was -0.91% and 1.4%, respectively. The decrease of gross profit and gross profit margin was due to the decrease in revenues generated by self-owned trucks which once had relatively higher gross profit and margin.

Disaggregated information about gross profit and gross margin derived from continued operations by types of services provided are as follows:

	Gross profit		Gross margin
	For the six months ended June 30, 2025	For the six months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Trucking services	$(156,999)	$166,764	(1.15)%	0.9%
Car owner services	-	94.464		1.9%
Liquor distribution services	32,306	70,086	94.56%	95%
	$(124,692)	$331,341	(0.91)%	1.4%

General and administrative expenses

The general and administrative expenses were $0.7 million for the six months ended June 30, 2025, decreased by $10 million compared to $11.2 million for the six months ended June 30, 2024, as the Company streamline the operating expenses in this year.

Other Expense

Other expenses for the six months ended June 30, 2025 was approximately $0.3 million, compared to $8 thousand for the six months ended June 30, 2024.

Net Loss

The net loss from continued operations totaled approximately $6.0 million for the six months ended June 30, 2025, as compared to a net loss of $10.0 million for the six months ended June 30, 2024.

Changes in Financial Position and Cash Flows

The cash and cash equivalents as of June 30, 2025 were 1,044,680. The Company got net proceeds $47 million from private placement in the public market in February, 2025 and made $47 million prepayments for new model trucks in the first half year of 2025.

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)
Net cash used in operating activities	$(47,062,648)	$(7,377,714)
Net cash provided by investing activities	86,985	88,287
Net cash provided by financing activities	47,026,265	5,336,809
Effect of exchange rate change on cash	295,839	(444,811)
Net increase /(decrease) in cash	346,441	(2,397,429)
Cash and cash equivalents at beginning of the period	698,239	3,676,382
Cash and cash equivalents at end of the period	$1,044,680	$1,278,953

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